FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of OCTOBER, 2007

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street, Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated October 11, 2007- Logan Resources Ltd. Extends Term on Share Purchase Warrants

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date: November 13, 2007

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA): LGREF

Thursday October 11, 2007

LOGAN RESOURCES EXTENDS TERM ON SHARE PURCHASE WARRANTS

Thursday, October 11, 2007 - Logan Resources Ltd. (TSXV:LGR) (the “Company”) today announced that it intends to extend for a period of six months the exercise period of 4,250,000 outstanding share purchase warrants, which are due to expire on October 25, 2007 (as to 3,750,000 warrants), and November 1, 2007 (as to 500,000 warrants).  The affected warrants were issued pursuant to a private placement completed in April and May 2006.  The $0.70 exercise price of the warrants will remain unchanged. The warrant extension is subject to the acceptance of the TSX Venture Exchange.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties prospective for precious metals, base metals and uranium. The Company is waiting for diamond drill assay results from its Shell Creek copper project as well as the Heidi gold project. Results will be released when they are received, verified and compiled. For more information on the projects and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

--------------------------

Seamus Young

President and CEO

For further information contact:

Logan Resources Ltd.
Seamus Young

604-689-0299 x223

The RAYA Group
Toll-free:  1-877-626-2121

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.